UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                      March                               , 2004
                ----------------------------------------------------------


                                Golar LNG Limited
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                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F    X              Form 40-F
                                --------                    --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes                 No   X
                                  --------           --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached is a copy of the press release of Golar LNG Limited (the "Company") dated March 9, 2004, announcing an increase in the Company's stake in Korea Line.

                                 [Company Logo]


              GOLAR LNG LTD. INCREASES ITS OWNERSHIP IN KOREA LINE


          Golar LNG has in a filing to Korea Stock Exchange today March 9th stated that they through market purchases have increased their ownership in Korea Line from 9.9% to 14.6% of the share capital.


     Hamilton, Bermuda
     March 9th 2004


03849.0004 #469738